UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
 (Title of Class of Securities)

30246C104
 (CUSIP Number)

Fred J. Merritt, President
LFM Investments, Inc.
1650 W. 106th Street
Indianapolis, Indiana 46032
(317) 506-1937
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. LFM Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Indiana
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%(1)
14.	Type of reporting person (See Instructions) CO
______________
(1)
Based upon (i) 1,561,022 shares of Common Stock outstanding of the Company on June 25, 2014, as reported by the Company in its Form 10-K, as filed with the Securities and Exchange Commission on June 27, 2014, and (ii) a total of 1,900,000 shares of Common Stock issuable pursuant to the Purchase Agreement (as defined herein).

CUSIP No. 30246C104	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), no par value, of FCCC, Inc., a Connecticut corporation (the “Company”). The principal executive offices of the Company are at 200 Connecticut Avenue, 5th Floor, Norwalk, Connecticut 06854.

Item 2. Identity and Background

The reporting person filing this Statement is LFM Investments, Inc., an Indiana corporation, whose principal business address is 1650 W. 106th Street, Indianapolis, Indiana 46032.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Contribution

On June 27, 2014, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) in which the Company has agreed to sell to the reporting person, Frederick L. Farrar, Chafre, LLC, Charles E. Lanham and Daniel R. Loftus (collectively, the “Purchasers”) an aggregate of 1,900,000 shares of Common Stock for aggregate cash consideration equal to $380,000.00. The reporting person has agreed to purchase 500,000 shares of Common Stock of the Company under the Purchase Agreement.

Item 4. Purpose of Transaction

The reporting person holds its shares of the Common Stock of the Company for investment purposes. The reporting person may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares it currently holds.

Pursuant to the Purchase Agreement, the Company has irrevocably appointed and elected each of Frederick L. Farrar, Daniel R. Loftus and Fred J. Merritt to serve as directors of the Company effective as of a closing under the Purchase Agreement.

Except as set forth above, the reporting person has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

The Company is believed to have 3,461,022 shares of Common Stock outstanding, based upon (i) 1,561,022 shares of Common Stock outstanding of the Company on June 25, 2014, as reported by the Company in its Form 10-K, as filed with the Securities and Exchange Commission on June 27, 2014, and (ii) 1,900,000 shares of Common Stock issuable pursuant to the Purchase Agreement. Upon a closing under the Purchase Agreement the reporting person will beneficially own 500,000 shares or approximately 14.5% of the outstanding Common Stock of the Company and will have sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares. The reporting person does not own or have the right to acquire, directly or indirectly, any additional shares of Common Stock of the Company.

Except for the transactions described in Item 3 above, during the past sixty days there have been no transactions in shares of Common Stock of the Company by the reporting person.

CUSIP No. 30246C104	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the reporting person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated June 27, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K for the fiscal year ended March 31, 2014 (file no. 001-08589)).

Exhibit 2	Power of Attorney (filed herewith).

CUSIP No. 30246C104	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2014
Date

LFM INVESTMENTS, INC.

*
Signature

Fred J. Merritt, President
Name and Title

*	By signing his name hereto the undersigned does hereby sign this document on behalf of the above-named reporting person pursuant to a power of attorney duly executed thereby.

By:	/s/ Joshua L. Colburn
Joshua L. Colburn
Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).